SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                    SQA, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    784637100
                                 (CUSIP Number)





   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

        CUSIP No. 784637100


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Van Wagoner Capital Management, Inc. - 94-3235240

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [  ]
                                                                     (b)  [x]


     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                     5  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY
                     7  SOLE DISPOSITIVE POWER
         EACH
                        672,700
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                        -0-


    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         672,700

    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [_]


         Not Applicable

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.32%*

    12   TYPE OF REPORTING PERSON

         IA



   *    Based upon an aggregate of 8,088,644 shares outstanding at October
   28, 1996.

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Van Wagoner Funds, Inc. - 39-1836333, 39-1836332, 39-1836331

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [  ]
                                                                    (b)   [x]


     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland

                     5  SOLE VOTING POWER
      NUMBER OF
                        575,000
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY
                     7  SOLE DISPOSITIVE POWER
         EACH
                        -0-
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                        -0-

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         575,000


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [_]




    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.11%*

    12   TYPE OF REPORTING PERSON

         IV



   *    Based upon an aggregate of 8,088,644 shares outstanding at October
   28, 1996.

   Item 1(a).     Name of Issuer:

   SQA Corp.


   Item 1(b).     Address of Issuer's Principal Executive Offices:

   1 Burlington Woods Drive
   Burlington, MA  01803


   Item 2(a).     Name of Person Filing:

   The persons filing this Schedule 13G are (i) Van Wagoner Capital Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and (ii) Van Wagoner Funds, Inc., an investment company registered under the Investment Company Act of 1940. Van Wagoner Funds, Inc. has three portfolios, each with a separate I.R.S. identification number, Van Wagoner Emerging Growth Fund, Van Wagoner Micro-Cap Fund and Van Wagoner Mid-Cap Fund. Van Wagoner Capital Management, Inc. is the investment adviser to Van Wagoner Funds, Inc. Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. that this Schedule 13G is filed on behalf of each of them.


   Item 2(b).     Address of Principal Business Office or, if none,
                  Residence:

   One Bush Street, Suite 1150
   San Francisco, California  94104
   (for both Van Wagoner Capital Management, Inc. and Van Wagoner Funds,
   Inc.)

   Item 2(c).     Citizenship:

   Van Wagoner Capital Management, Inc. is a Delaware corporation. Van Wagoner Funds, Inc. is a Maryland corporation.


   Item 2(d).     Title of Class or Securities:

   Common Stock


   Item 2(e).     CUSIP Number:

   784637100


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        [  ] Broker or Dealer registered under Section 15 of the Act
        [  ] Bank as defined in Section 3(a)(6) of the Act
        [  ] Insurance Company as defined in Section 3(a)(19) of the Act
        [X] Investment Company registered under Section 8 of the Investment Company Act (Van Wagoner Funds, Inc.)
        [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 (Van Wagoner Capital Management, Inc.)
        [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
        [  ] Parent Holding Company
        [  ] Group
        [  ] N/A

   Item 4.   Ownership.

   Van Wagoner Capital Management, Inc.

             (a)  Amount Beneficially Owned:  672,700*

             (b)  Percent of Class:  8.32%
             (c)  Number of shares as to which such group has:
                  (i)  sole power to vote or to direct the vote:  -0-
                  (ii) shared power to vote or to direct the vote: -0-
                  (iii) sole power to dispose or to direct the disposition of: 672,700
                  (iv) shared power to dispose or to direct the disposition
                       of:  -0-

   Van Wagoner Funds, Inc.

             (a)  Amount Beneficially Owned:  575,000*

             (b)  Percent of Class:  7.11%

             (c)  Number of shares as to which such group has:
                  (i)  sole power to vote or to direct the vote:  575,000
                  (ii) shared power to vote or to direct the vote: -0-
                  (iii)     sole power to dispose or to direct the
                            disposition of:  -0-
                  (iv) shared power to dispose or to direct the disposition
                       of:  -0-

   __________________
   * Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. share beneficial ownership over the same 575,000 shares.

   Item 5.   Ownership of Five Percent or Less of a Class.

             N/A

   Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

             N/A


   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             N/A


   Item 8.   Identification and Classification of Members of the Group.

             N/A


   Item 9.   Notice of Dissolution of Group.

             N/A


   Item 10.  Certification.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   February 12, 1997


   VAN WAGONER CAPITAL MANAGEMENT, INC.


   By:  /S/ GARRETT R. VAN WAGONER
        Garrett R. Van Wagoner, President


   VAN WAGONER FUNDS, INC.


   By:  /S/ GARRETT R. VAN WAGONER
        Garrett R. Van Wagoner, President

                                    EXHIBIT 1


             AGREEMENT dated as of February 12, 1997, by and among Van Wagoner Capital Management, Inc., a Delaware corporation and Van Wagoner Funds, Inc., a Maryland corporation.

             WHEREAS, in accordance with Rule 13d-1(f) of the Securities Exchange Act of 1934 (the "Act"), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to
   Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

             NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

             Both Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. hereby agree, in accordance with Rule 13d-1(f) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of SQA, Inc., and hereby further agree that said Statement shall be filed on behalf of both Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a "group" (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of SQA, Inc.

             IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.


                                        VAN WAGONER CAPITAL MANAGEMENT,
                                        INC.


                                        By:  /S/ GARRETT R. VAN WAGONER
                                             Garrett R. Van Wagoner,
                                             President


                                        VAN WAGONER FUNDS, INC.


                                        By:  /S/ GARRETT R. VAN WAGONER
                                             Garrett R. Van Wagoner,
                                             President